                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2006


                              AETERNA ZENTARIS INC.
                      -------------------------------------
                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F           Form 40-F   X
                              -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                          Yes                  No   X
                              -----               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

---------- ------------------------------------------------------------------- --------------
1.         Business Acquisition Report dated February 21, 2006 - On
           December 8, 2005, the Corporation announced the acquisition by its subsidiary, Atrium Biotechnologies Inc., of HVL Parent
           Incorporated and subsidiary, a company located in Pittsburgh, PA and engaged in the manufacturing and marketing of health and nutrition products to the healthcare practitioners' channel.
---------- ------------------------------------------------------------------- --------------

                                  FORM 51-102F4

                           BUSINESS ACQUISITION REPORT

                              AETERNA ZENTARIS INC.



ITEM 1 -- IDENTITY OF THE REPORTING ISSUER

1.1 -- NAME AND ADDRESS OF REPORTING ISSUER

       AEterna Zentaris Inc. (the "Corporation")
       1405 boulevard du Parc-Technologique
       Quebec, QC G1P 4P5

1.2 -- EXECUTIVE OFFICER

       Further information regarding the matters described in this business acquisition report may be obtained from Mario Paradis, Senior Finance Director and Corporate Secretary of the Corporation. Mr. Paradis, who is knowledgeable about the acquisition described herein, may be contacted at tel. (418) 652-8525.

ITEM 2 -- DETAILS OF ACQUISITION

2.1 -- NATURE OF BUSINESS ACQUIRED

       On December 8, 2005, the Corporation announced the acquisition by its subsidiary, Atrium Biotechnologies Inc. ("Atrium"), of HVL Parent Incorporated and subsidiary, a company located in Pittsburgh, PA and engaged in the manufacturing and marketing of health and nutrition products to the healthcare practitioners' channel ("HVL/Douglas"). Founded in 1955, HVL/Douglas directly markets some 960 products to approximately 10,000 healthcare practitioners, such as physicians, chiropractors and osteopaths. HVL/Douglas also sells supplements via distributors that work with health professionals. HVL/Douglas, which has approximately 250 employees, markets its products under its main brand Douglas Laboratories and also under various well-known brand names, including Advanced Medical Nutrition Incorporated (AMNI), Health Yourself and Intelligent Health. In addition to manufacturing and marketing its own exclusive brand name supplements, which make up the majority of its business, HVL/Douglas also designs and manufactures products for others in the industry. Products are sold mainly in North America and also in Europe and Asia. It has two plants in Pittsburgh regrouping production facilities, warehouse facilities, laboratories and its head office and it has also a place of business in Holland.

2.2 -- DATE OF ACQUISITION

       December 8, 2005.

2.3 -- CONSIDERATION

       The price of the acquisition was US$86,922,000. A part of this purchase price (US$8,632,000) was paid by the issuance of Atrium's subordinate voting shares at a price of CAN$10.95 per share; thus, 917,532 shares of the Atrium's capital stock were issued to some of the sellers. These shares cannot be sold or transferred as per the following conditions. One third of the shares will be allowed to be sold or transferred on the next three anniversaries of the closing of the transaction. In addition, Atrium reimbursed the existing debt of the HVL group of companies for an amount of US$8,904,000 in principal.

       The cash portion of the purchase price as well as the reimbursement by Atrium of HVL's existing debt were funded by Atrium using cash on hand and financed through a credit facility provided and arranged by National Bank of Canada, Royal Bank of Canada and HSBC Bank Canada.

2.4 -- EFFECT ON FINANCIAL POSITION

       N/A.

2.5 -- PRIOR VALUATIONS

       N/A.

2.6 -- PARTIES TO THE TRANSACTION

       The Corporation's subsidiary, Atrium, was the acquirer of HVL/Douglas. No other informed person, associate or affiliate of the Corporation was involved in the acquisition of HVL/Douglas.

2.7 -- DATE OF REPORT

       February 21, 2006.

ITEM 3 -- FINANCIAL STATEMENTS

       The financial statements required by Part 8 of National Instrument 51-102 are attached hereto.

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                        Consolidated Financial Statements
                           September 30, 2005 and 2004
                   (With Independent Auditors' Report Thereon)

[KPMG LETTERHEAD]

                            INDEPENDENT AUDITORS' REPORT

The Board of Directors
HVL Parent Incorporated and Subsidiary:

We have audited the accompanying consolidated balance sheets of HVL Parent Incorporated and subsidiary (the Company) as of September 30, 2005 and 2004 and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HVL Parent Incorporated and subsidiary as of September 30, 2005 and 2004 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

[KPGM SIGNATURE]

December 16, 2005

                                [KPMG LETTERHEAD]

                      HVL PARENT INCORPORATED AND SUBSIDIARY
                           Consolidated Balance Sheets
                           September 30, 2005 and 2004

                                ASSETS                                     2005             2004
                                                                        -----------      ----------
Current assets:
   Cash and cash equivalents                                            $ 2,924,907       2,445,255
   Accounts receivable, net of allowance for uncollectible
      accounts of $290,236 and $356,189, respectively                     9,809,019      11,150,432
   Inventories, net (note 2)                                             11,011,361       8,531,783
   Deferred income taxes (note 8)                                           429,000         249,800
   Notes receivable                                                          50,787          11,277
   Other current assets                                                     370,925         349,415
                                                                        -----------      ----------
         Total current assets                                            24,595,999      22,737,962
                                                                        -----------      ----------
Property, plant, and equipment (note 3)                                  10,546,443       9,663,519
   Less accumulated depreciation                                          7,125,597       6,214,995
                                                                        -----------      ----------
                                                                          3,420,846       3,448,524
                                                                        -----------      ----------
Goodwill, net of accumulated amortization of $4,281,732                  10,034,586      10,034,586
Debt issuance costs, net of accumulated amortization of
   $879,911 and $674,603, respectively                                      273,744         479,052
                                                                        -----------      ----------
         Total assets                                                   $38,325,175      36,700,124
                                                                        -----------      ----------
                                                                        -----------      ----------


                                       2
                                                                   (Continued)

                      HVL PARENT INCORPORATED AND SUBSIDIARY
                           Consolidated Balance Sheets
                           September 30, 2005 and 2004

                LIABILITIES AND STOCKHOLDERS' EQUITY                       2005             2004
                                                                        -----------      ----------
Current liabilities
   Current portion of long-term debt (notes 4 and 13)                   $   515,587       2,864,990
   Accounts payable                                                       2,651,203       5,421,141
   Accrued liabilities                                                    1,556,316       1,164,452
   Income taxes payable                                                     281,263         420,200
                                                                        -----------      ----------
         Total current liabilities                                        5,004,369       9,870,783
                                                                        -----------      ----------
Deferred income taxes (note 8)                                              547,000         644,000
Long-term debt, excluding current portion (note 4)                        9,776,707      10,659,298
                                                                        -----------      ----------
         Total long-term liabilities                                     10,323,707      11,303,298
                                                                        -----------      ----------
         Total liabilities                                               15,328,076      21,174,081
                                                                        -----------      ----------
Stockholders' equity (note 5):
   Common stock -- par value $0.01 per share; 9,600,000
     shares authorized, 5,000,000 shares issued and
     outstanding                                                             50,000          50,000
Common stock Class A nonvoting -- par value $0.01 per share;
   883,240 shares authorized, 146,000 shares issued and
   outstanding                                                                1,460           1,460
Convertible participating preferred stock Series A -- par value
   $0.01 per share; 344,744 shares authorized, issued and
   outstanding                                                                    3               3
Convertible participating preferred stock Series B -- par value
   $0.01 per share; 38,456 shares authorized, issued and
   outstanding                                                                    1               1
Redeemable preferred stock Series A -- par value $0.01 per share;
   287,287 shares authorized, no shares issued                                   --              --
Redeemable preferred stock Series B -- par value $0.01 per share;
   32,047 shares authorized, no shares issued                                    --              --
Redeemable preferred stock Series C -- par value $0.01 per share;
   30,000 shares authorized, no shares issued                                    --              --
Additional paid-in capital                                               11,862,355      11,862,355
Notes receivable for shares sold (note 12)                                 (132,592)       (132,592)
Accumulated other comprehensive income (loss)                               (93,033)        (33,126)
Retained earnings                                                        11,308,905       3,777,942
                                                                        -----------      ----------
         Total stockholders' equity                                      22,997,099      15,526,043
                                                                        -----------      ----------
         Total liabilities and stockholders' equity                     $38,325,175      36,700,124
                                                                        -----------      ----------
                                                                        -----------      ----------

See accompanying notes to consolidated financial statements.

                  HVL PARENT INCORPORATED AND SUBSIDIARY
        Consolidated Statements of Operations and Comprehensive Income
                  Years ended September 30, 2005 and 2004

                                                                           2005             2004
                                                                        -----------      ----------
Net sales                                                               $69,252,572      67,723,674
Costs of goods sold                                                      43,844,955      42,643,046
                                                                        -----------      ----------
         Gross profit                                                    25,407,617      25,080,628
                                                                        -----------      ----------
Selling, general, and administrative expenses                            13,308,753      14,314,444
Depreciation expense -- administrative                                      156,060         132,691
                                                                        -----------      ----------
                                                                         13,464,813      14,447,135
                                                                        -----------      ----------
         Income from operations                                          11,942,804      10,633,493
                                                                        -----------      ----------
Other expense (income):
   Interest income                                                          (75,650)        (11,776)
     Interest expense (including amortization of debt
     issuance costs of $205,308 in 2005 and $259,641 in 2004              1,052,830         857,276
   Other (note 4)                                                          (405,649)       (332,082)
                                                                        -----------      ----------
         Total other expense                                                571,531         513,418
                                                                        -----------      ----------
         Income before taxes                                             11,371,273      10,120,075
                                                                        -----------      ----------
Income tax expense (note 8):
   Federal                                                                3,341,941       3,111,327
   State                                                                    417,444         252,155
   Foreign                                                                   80,925         114,284
                                                                        -----------      ----------
         Total income tax expense                                         3,840,310       3,477,766
                                                                        -----------      ----------
         Net income                                                       7,530,963       6,642,309
Other comprehensive income:
   Foreign currency translation adjustments                                 (59,907)       (178,567)
                                                                        -----------      ----------
         Comprehensive income                                           $ 7,471,056       6,463,742
                                                                        -----------      ----------
                                                                        -----------      ----------

See accompanying notes to consolidated financial statements.

                  HVL PARENT INCORPORATED AND SUBSIDIARY
             Consolidated Statements of Stockholders' Equity
                  Years ended September 30, 2005 and 2004

                                                   COMMON     CONVERTIBLE   CONVERTIBLE                   NOTES       ACCUMULATED
                                                    STOCK      PREFERRED     PREFERRED    ADDITIONAL   RECEIVABLE        OTHER
                                        COMMON     CLASS A       STOCK         STOCK       PAID-IN        FOR        COMPREHENSIVE
                                        STOCK     NONVOTING     SERIES A      SERIES B     CAPITAL     SHARES SOLD    INCOME (LOSS)
                                       -------    ---------   -----------   -----------   ----------   -----------   --------------
Balance as of September 30, 2003       $50,000      1,460          3             1        11,862,355    (132,592)       145,441
Foreign currency translation                --         --         --            --                --          --       (178,567)
Net income                                  --         --         --            --                --          --             --
                                       -------      -----       ----          ----        ----------    --------       --------
Balance as of September 30, 2004        50,000      1,460          3             1        11,862,355    (132,592)       (33,126)
Foreign currency translation                --         --         --            --                --          --        (59,907)
Net income                                  --         --         --            --                --          --             --
                                       -------      -----       ----          ----        ----------    --------       --------
Balance as of September 30, 2005       $50,000      1,460          3             1        11,862,355    (132,592)       (93,033)
                                       -------      -----       ----          ----        ----------    --------       --------
                                       -------      -----       ----          ----        ----------    --------       --------

                                         RETAINED         TOTAL
                                         EARNINGS     STOCKHOLDERS'
                                       (ACCUMULATED      EQUITY
                                         DEFICIT)       (DEFICIT)
                                       ------------   -------------
Balance as of September 30, 2003        (2,864,367)      9,062,301
Foreign currency translation                    --        (178,567)
Net income                               6,642,309       6,642,309
                                        ----------      ----------
Balance as of September 30, 2004         3,777,942      15,526,043
Foreign currency translation                    --         (59,907)
Net income                               7,530,963       7,530,963
                                        ----------      ----------
Balance as of September 30, 2005        11,308,905      22,997,099
                                        ----------      ----------
                                        ----------      ----------


See accompanying notes to consolidated financial statements.

                  HVL PARENT INCORPORATED AND SUBSIDIARY
                  Consolidated Statements of Cash Flows
                 Years ended September 30, 2005 and 2004

                                                                           2005             2004
                                                                        -----------      ----------
Cash flows from operating activities:
   Net income                                                           $ 7,530,963       6,642,309
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Inventory obsolescence reserve                                     210,771              --
         Depreciation and amortization                                    1,211,650       1,036,589
         Loss on disposal of fixed assets                                     6,913              --
         Foreign currency loss                                              (59,907)       (178,567)
         Deferred income taxes                                             (276,200)         49,200
         Changes in assets and liabilities:
            Accounts receivable                                           1,341,413      (2,801,404)
            Inventories                                                  (2,690,349)       (842,003)
            Notes receivable                                                (39,510)         (3,068)
            Other current assets                                            (21,510)        260,252
            Accounts payable                                             (2,769,938)        174,551
            Accrued liabilities                                             391,864         (70,860)
            Income taxes payable                                           (138,937)       (107,767)
                                                                        -----------      ----------
               Net cash provided by operating activities                  4,697,223       4,159,232
                                                                        -----------      ----------
Cash flows from investing activities:
   Capital expenditures                                                    (967,298)       (403,471)
                                                                        -----------      ----------
               Net cash used in investing activities                       (967,298)       (403,471)
                                                                        -----------      ----------
Cash flows from financing activities:
   Repayment under Term Loan A                                           (2,800,000)     (3,157,890)
   Repayment under Term Loan B                                              (60,000)        (60,000)
   Net repayments under line-of-credit agreement                           (375,000)       (645,851)
   Repayments of mortgage payable                                           (15,273)         (4,895)
                                                                        -----------      ----------
               Net cash used in financing activities                     (3,250,273)     (3,868,636)
                                                                        -----------      ----------
               Net increase (decrease) in cash and cash
                  equivalents                                               479,652        (112,875)
Cash and cash equivalents at beginning of year                            2,445,255       2,558,130
                                                                        -----------      ----------
Cash and cash equivalents at end of year                                $ 2,924,907       2,445,255
                                                                        -----------      ----------
                                                                        -----------      ----------
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest                                                          $   864,833         614,230
                                                                        -----------      ----------
                                                                        -----------      ----------
      Income taxes                                                      $ 4,193,650       3,505,494
                                                                        -----------      ----------
                                                                        -----------      ----------

See accompanying notes to consolidated financial statements.

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           September 30, 2005 and 2004

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) DESCRIPTION OF BUSINESS

         HVL Parent Incorporated and subsidiary (the Company) is a manufacturer and distributor of quality nutritional supplements with customers worldwide. The Company's business activity is primarily with alternative health care providers and distributors.

     (b) PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements, presented in United States dollars, include the consolidated accounts of HVL Parent Incorporated (HVL) and its wholly owned subsidiary HVL, Incorporated (Inc.); Inc.'s nonincorporated trading divisions: Douglas
         Laboratories, Professional Series, and Doctor's Care and its wholly owned subsidiaries: Hi-Vidomin Laboratories, Inc of Delaware, HVL - FSC, Inc., Douglas Laboratories Europe, B.V., and Advanced Medical Nutrition, Inc., (AMNI). All intercompany balances and transactions have been eliminated. The consolidated group is herein referred to as "the Company".

     (c) REVENUE RECOGNITION

         The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

     (d) CASH AND CASH EQUIVALENTS

         The Company considers money market accounts with original maturities of less than three months as cash equivalents.

     (e) INVENTORIES

         Inventories are valued at the lower of cost (first-in, first-out) or market.

     (f) PROPERTY, PLANT, AND EQUIPMENT

         Property, plant, and equipment is stated at cost less accumulated depreciation. For financial statement purposes, the Company provides for depreciation using the straight-line method, based on the estimated useful lives of the related assets as follows:

                                                             YEARS
                                                             ------
         Building and improvements                           5 - 40
         Equipment and machinery                             3 - 15
         Automobiles                                           5

         Maintenance and repairs, which are not considered to extend the useful lives of the assets, are charged to operations as incurred. Expenditures for additions and improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income (expense) for the year.


                                       7                            (Continued)

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           September 30, 2005 and 2004

     (g) GOODWILL

         Goodwill represents the excess of the purchase price paid over the fair value of the net assets of businesses acquired. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, which was adopted on October 1, 2002 (the beginning of HVL's fiscal year 2003), goodwill and purchased intangibles with indefinite useful lives are no longer amortized but are reviewed periodically (at least annually) for impairment. Accordingly, HVL ceased to amortize approximately $10 million of net goodwill during fiscal 2003.

     (h) DEBT ISSUE COSTS

         The Company incurred legal, consulting, and bank fees related to the issuance of debt (note 4). These debt issue costs are amortized over the remaining life of the respective loans. Amortization expense was $205,308 and $259,641 during 2005 and 2004, respectively.

     (i) FOREIGN CURRENCY TRANSLATION

         Foreign exchange gains and losses as a result of translating a foreign entity's balance sheet from its functional currency into U.S. dollars are included as other comprehensive income in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income (loss) is reported in the consolidated statements of stockholders' equity. The functional currency for all of the Company's foreign operations is the Euro.

     (j) INCOME TAXES

         The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES (Statement 109). Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (k) CREDIT AND PRODUCT CONCENTRATION RISK

         Sales of $11,702,181 or 17% of the Company's 2005 total net sales, were accounted for by one customer and one product. Accounts receivable relating to this customer were $1,150,550 as of September 30, 2005.

         Sales of $16,851,932 or 25% of the Company's 2004 total net sales were accounted for by one customer and one product. Accounts receivable relating to this customer were $2,151,258 as of September 30, 2004.

     (l) IMPAIRMENT OF LONG-LIVED ASSETS

         In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying


                                       8                            (Continued)

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           September 30, 2005 and 2004

         amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset exceeds the fair value of the asset.

     (m) STOCK-BASED COMPENSATION

         The Company accounts for its stock-based compensation plans under APB
         25. For stock options granted, the option price was not less than the fair market value of shares on the grant date, therefore, no compensation cost has been recognized. Had compensation cost been determined under the provisions of SFAS No. 123, the Company's net income would have been the following on a pro forma basis:

         Net income, as reported                     $7,530,963      6,642,309
         Deduct total stock-based employee
           compensation expense determined under
           fair-value-based method for all awards,
           net of tax                                   (26,455)       (63,446)
                                                     ----------      ---------
         Pro forma net income                        $7,504,508      6,578,863
                                                     ----------      ---------
                                                     ----------      ---------

     (n) USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     (o) RECLASSIFICATION

         Certain amounts in the 2004 financial statements have been reclassified to conform with the current year's presentation.


                                       9                            (Continued)

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           September 30, 2005 and 2004

(2)  INVENTORIES

     Inventories as of September 30, 2005 and 2004 are as follows:

                                                 2005               2004
                                             -----------          ---------
     Raw materials                           $ 2,790,111          2,800,327
     Work-in-process                             706,334            515,970
     Finished goods                            7,725,687          5,215,486
                                             -----------          ---------
                                              11,222,132          8,531,783
     Less: Reserve for obsolescence              210,771                  -
                                             -----------          ---------
                                             $11,011,361          8,531,783
                                             -----------          ---------
                                             -----------          ---------

(3)  PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are comprised of the following:

                                                 2005               2004
                                             -----------          ---------
     Land                                    $    67,173             67,173
     Building and improvements                   936,377            937,112
     Equipment and machinery                   9,542,893          8,659,234
                                             -----------          ---------
                                              10,546,443          9,663,519
     Less accumulated depreciation             7,125,597          6,214,995
                                             -----------          ---------
        Net property, plant,
           and equipment                     $ 3,420,846          3,448,524
                                             -----------          ---------
                                             -----------          ---------

     Depreciation expense was $1,006,342 and $776,948 during 2005 and 2004, respectively.


                                      10                            (Continued)

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           September 30, 2005 and 2004

(4)  LONG-TERM DEBT

     Long-term debt consists of the following as of September 30, 2005 and 2004:

                                                                     2005               2004
                                                                -----------           ----------
     Term Loan A - provides for borrowings of
       $14,000,000, principal payments of $700,000
       quarterly at either a rate of LIBOR plus 4%
       (6.10% as of September 30, 2005) or prime rate
       plus 3% (9.75% as of September 30, 2005), due
       through January 1, 2007, collateralized by
       substantially all the assets of the Company.             $   455,587            3,255,587

     Term Loan B - provides for borrowings of
       $6,000,000, principal payments of $15,000
       quarterly at either a rate of LIBOR plus 4.5%
       (6.60% as of September 30, 2005) or prime rate
       plus 3.5% (10.25% as of September 30, 2005) and
       a balloon payment of $5,715,000 due January 1,
       2007, collateralized by substantially all the
       assets of the Company.                                     5,790,000            5,850,000

     Revolving line of credit - provides for
       borrowings up to $10,000,000, interest only
       payments quarterly at either a rate of LIBOR
       plus 4% (6.10% as of September 30, 2005), or
       prime rate plus 3% (9.75% as of September 30, 2005),
       no principal payments required until maturity on
       January 30, 2007, collateralized by substantially
       all the assets of the Company.                             3,979,149            4,354,149

     Mortgage payable - bank - payable in quarterly
       installments including interest at 9% through
       September 2014, collateralized by building
       and land.                                                     49,279               64,552

     Note payable - vehicle - payable in monthly
       installments at 0% interest, due through
       August 2007.                                                  18,279                    -
                                                                -----------           ----------
                                                                 10,292,294           13,524,288
         Less current maturities                                    515,587            2,864,990
                                                                -----------           ----------
                                                                $ 9,776,707           10,659,298
                                                                -----------           ----------
                                                                -----------           ----------

     The credit agreements for both the line-of-credit facility and the term loans contain restrictive convenants which, among other things, require the Company to maintain certain leverage and debt service ratios as well as certain levels of earnings and cash flows. The credit agreements have cross-collateral and cross-default provisions. The term loan agreement requires excess cash flows, as defined in the agreement, to be paid against the Term Loan A. The Company plans to finance such additional payment of $81,032 due for fiscal 2005 by borrowing against the revolving line of credit. The Company was in compliance with all covenants as of September 30, 2005 and 2004. Accrued interest outstanding totaled $31,369 and $48,679 as of September 30, 2005 and 2004, respectively.


                                      11                            (Continued)

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           September 30, 2005 and 2004

     The future maturities on long-term debt based on the credit agreements are as follows as of September 30, 2005:

          2006                                                 $10,238,265
          2007                                                      14,130
          2008                                                       4,990
          2009                                                      34,909
          2010 and thereafter                                            -
                                                               -----------
                                                               $10,292,294
                                                               -----------
                                                               -----------

(5)  STOCKHOLDERS' EQUITY

     During 2002, 2000, and 1998, the Board authorized the grant of stock options for 152,000, 332,500, and 424,000 shares, respectively, of Class A nonvoting common stock in accordance with the Company's Stock Option and Grant Plan. Of the 1998 stock options issued, 120,000 were for restricted shares (as defined below). All options were issued with an exercise price equal to fair market value at the date of grant, based on an appraisal. All options vest at a rate of 25% per year (although options on restricted shares may be exercised early subject to various restrictions) with immediate vesting upon the occurrence of certain defined transactions and expire ten years from the date of grant.

     Subsequent to issuance, the options were exercised for the 120,000 of restricted shares, bringing the total number of issued restricted shares of Class A nonvoting common stock to 240,000. These restricted total shares were issued to Company officers and members of management. Various restrictions exist as to the transferability of the shares. In addition, upon termination of the management member's employment with the Company, any nonvested shares must be sold back to the Company. During 1999, 94,000 shares were repurchased by the Company. These shares were cancelled as part of the merger and reorganization during 2002. The restricted shares vest at the rate of 25% per year with 100% immediate vesting upon the occurrence of certain defined transactions.

                                          NUMBER OF OPTIONS       EXERCISE PRICE
                                          -----------------       --------------
     Outstanding September 30, 2003            532,000             $1.00 - 3.15

     Granted                                         -                        -
     Exercised                                       -                        -
     Forfeited                                       -                        -
                                          -----------------       --------------
     Outstanding September 30, 2004            532,000              1.00 - 3.15

     Granted                                         -                        -
     Exercised                                       -                        -
     Forfeited                                       -                        -
                                          -----------------       --------------
     Outstanding September 30, 2005            532,000             $1.00 - 3.15
                                          -----------------       --------------
                                          -----------------       --------------


                                      12                            (Continued)

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           September 30, 2005 and 2004

     As of September 30, 2005, 494,000 of the outstanding options were vested and exercisable. All options granted in 1998 have a remaining contractual life of 2.75 years as of September 30, 2005. All options granted in 2000 have a remaining contractual life of 4.6 years as of September 30, 2005. All options granted in 2002 have a remaining contractual life of 6.8 years as of September 30, 2005.

     The liquidation preference for the Series A and Series B convertible participating preferred stock is $9,208,000 and $792,000, respectively. Dividends are not cumulative, and the stock has voting rights. The stock has various conversion features into shares of common stock, Class A nonvoting common stock, and redeemable preferred stock, if 66-2/3% of the voting power of outstanding convertible participating preferred stock votes to have a conversion take place. The stock also has automatic conversion features in certain circumstances. The stock is redeemable by the Company on or after August 22, 2002, if 66-2/3% of the voting power of outstanding convertible participating preferred stock votes to have a conversion. The stock was redeemable prior to August 22, 2002, if certain "extraordinary transactions" (as defined) took place.

     The Series A and Series B redeemable preferred stock, if issued, would provide for 5% cumulative dividends.

     The Class C redeemable preferred stock provided for a cumulative dividend of $10 per share per annum commencing as of December 31, 1999, and the stock had no voting rights. The stock was redeemable by the Company on or after July 31, 2004 if a majority of the outstanding Class C redeemable preferred stock elected to have a redemption. The stock was redeemable prior to July 31, 2004, if certain "extraordinary transactions" (as defined) take place. During 2003, the bank issued an original, fully-executed consent with respect to the redemption of Class C redeemable preferred stock in the amount of $3,000,000. During 2003, the Class C redeemable preferred stock was redeemed in the amount of $3,000,000.

     See subsequent events note 13.

(6)  DEFINED CONTRIBUTION PLAN

     The Company sponsors a defined contribution 401(k) and profit sharing plan covering substantially all of its employees who have met certain eligibility requirements. Employees are allowed to contribute up to 15% of their compensation for the plan year to the 401(k) plan. The Company's matching contributions to the 401(k) plan as well as the contributions to the profit sharing plan are at the discretion of the board of directors and are allocated at 50% of the first 10% of the contributions made by each employee. Matching contributions to the 401(k) plan were $143,298 and $133,136 in 2005 and 2004, respectively.

(7)  LITIGATION AND CLAIMS

     The Company is party to various ongoing, pending, and threatened litigation along with other contingencies arising out of the normal course of business. Certain of these claims are against a major customer for product liability to which the Company has been named as a co-defendant. The ultimate disposition of these claims cannot be determined at this time. Management believes that these claims, when resolved, will not have any material adverse effect on the consolidated financial position or results of operations of the Company.


                                      13                            (Continued)

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           September 30, 2005 and 2004

(8)  INCOME TAXES

     Income before taxes for the years ended September 30, 2005 and 2004 includes domestic and foreign income as follows:

                                                                   2005               2004
                                                               -----------           ----------
     Domestic                                                  $10,836,679            9,783,945
     Foreign                                                       534,594              336,130
                                                               -----------           ----------
       Total income before tax                                 $11,371,273           10,120,075
                                                               -----------           ----------
                                                               -----------           ----------

     Income tax expense attributable to pretax income for the years ended September 30, 2005 and 2004 includes current and deferred taxes as follows:

                                                                   2005               2004
                                                               -----------           ----------
     Current:

       Federal                                                 $ 3,484,969            3,064,587
       State                                                       550,616              249,695
       Foreign                                                      80,925              114,284
                                                               -----------           ----------
         Total current                                           4,116,510            3,428,566
                                                               -----------           ----------
     Deferred:
       Federal                                                    (143,028)              46,740
       State                                                      (133,172)               2,460
                                                               -----------           ----------
         Total deferred expense                                   (276,200)              49,200
                                                               -----------           ----------
         Total income tax expense                              $ 3,840,310            3,477,766
                                                               -----------           ----------
                                                               -----------           ----------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 2005 and 2004 are presented below:

                                                                   2005               2004
                                                               -----------           ----------
     Deferred tax assets:
       Allowance for doubtful accounts                         $    83,000               53,800
       Accrued expenses                                            157,000              107,000
       Inventory                                                   189,000               89,000
                                                               -----------           ----------
         Total gross deferred tax assets                           429,000              249,800
                                                               -----------           ----------
     Deferred tax liabilities:
       Property, plant and equipment                               547,000              640,000
       Other                                                            --                4,000
                                                               -----------           ----------
         Total gross deferred tax liabilities                      547,000              644,000
                                                               -----------           ----------
         Net deferred tax assets/(liability)                   $  (118,000)            (394,200)
                                                               -----------           ----------
                                                               -----------           ----------


                                      14                            (Continued)

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           September 30, 2005 and 2004

     In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

     It is the Company's intention to continue to reinvest the undistributed earnings of its foreign subsidiaries; and, as such, no provision has been made for U.S. taxes on $2,545,000 of cumulative undistributed earnings of these foreign subsidiaries. Determination of the potential deferred tax liability is not practicable as foreign tax credits are expected to be available to offset any U.S. tax if and when these earnings are distributed.

     The provision for income taxes allocated to pretax income differs from tax calculated by applying the U.S. statutory federal income tax rate to pretax income due principally to state income taxes, net of the federal income tax benefit, foreign income taxed at rates other than the federal income tax rate, nondeductible expenses, extraterritorial income exclusion, and research and development tax credits.

     There was no tax expense or benefit allocated to the components of comprehensive income.

(9)  LEASING ARRANGEMENTS

     The Company leases various facilities, equipment, and vehicles through noncancelable operating leases. Approximate future minimum lease obligations under the noncancelable operating leases are as follows:

         Year ending September 30:
           2006                                            $1,160,926
           2007                                             1,010,729
           2008                                               635,790
           2009                                                 9,422
           2010 and thereafter                                      -
                                                           ----------
                                                           $2,816,867
                                                           ----------
                                                           ----------

     The total rent and lease expense charged to operations was approximately $1,284,824 and $1,521,412 in 2005 and 2004, respectively.

(10) RESEARCH AND DEVELOPMENT

     In the course of normal operations, the Company routinely incurs various costs that are related to the development and testing of new products. The total research and development expense charged to operations was approximately $1,540,083 and $1,482,953 in 2005 and 2004, respectively.

(11) RELATED PARTY TRANSACTIONS

     The Company conducts its manufacturing operations at facilities leased from one of the Company's major stockholders. The lease, accounted for as an operating lease, provides for an approximate annual base rent of $764,000. The lease expires on May 31, 2008.


                                      15                            (Continued)

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           September 30, 2005 and 2004

(12) NOTES RECEIVABLE FOR SHARES SOLD

     Certain employees exercised their options to purchase Class A nonvoting common stock in exchange for an interest-bearing note (5.9%) secured by the shares. The principal balance and any unpaid interest shall be due and payable on the earlier of July 6, 2008 or when the related shares are redeemed. The outstanding principal balances of these notes amounted to $132,592 as of September 30, 2005 and 2004 and are classified as a reduction of stockholders' equity.

(13) SUBSEQUENT EVENTS

     In August 2005, the Company signed a non-binding letter of intent to sell all of the outstanding stock of the Company to Atrium Biotechnologies, Inc. (Atrium). As a result of this transaction, the outstanding debt of the Company will be paid in full, the shareholders of the Company will receive consideration in cash and shares of Atrium common stock, and the Company will become a wholly-owned subsidiary of Atrium.

     Subsequent to the balance sheet date, on December 8, 2005, all of the outstanding shares of common stock, common stock Class A nonvoting, and Series A and Series B convertible participating preferred stock were acquired by Atrium Biotechnologies, Inc. (Atrium). Atrium paid approximately $94,000,000 for the Company, of which approximately $9,000,000 was used to pay the balances outstanding on the revolving line of credit, term loan A, and term loan B (see note 4), and to pay for legal expenses related to the sale. Approximately $7,000,000 of the proceeds was placed in escrow pending resolution of various open items. Upon settlement of such open items, the remaining escrow amounts will be distributed to the stockholders of the Company. The remaining $78,000,000 was distributed to the stockholders of the Company based on their pro rata ownership after satisfaction of the liquidation preference related to the Series A and Series B convertible participating preferred stock (see note 5). The distribution to the stockholders of the Company consists of approximately $69,000,000 in cash and approximately $9,000,000 in shares of Atrium for certain of the stockholders.

     The balances outstanding on the revolving line of credit, term loan A, and term loan B were paid in full subsequent to the balance sheet date.

     As a result of this transaction, the Company became a wholly owned subsidiary of Atrium effective December 8, 2005.

(14) RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). For the year ended September 30, 2005 and 2004, these principles do not differ materially from Canadian generally accepted accounting principles (Canadian GAAP) except:


                                      16                            (Continued)

                     HVL PARENT INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           September 30, 2005 and 2004

     The Series A and Series B convertible participating preferred stock is convertible, at the option of the holder, into redeemable preferred stock. Therefore, pursuant to Canadian GAAP, the Series A and Series B convertible participating preferred stock is classified as a current liability. For US GAAP purposes, the Series A and Series B convertible participating preferred stock is classified as equity. In accordance with Canadian GAAP, the balance sheet would reflect an increase in current liabilities of $10,000,000 and an equivalent decrease in additional paid-in capital in stockholders' equity. The consolidated statement of operations and comprehensive income and consolidated statement of cash flows for the years ended September 30, 2005 and 2004 would not differ under Canadian GAAP.

Unaudited pro forma consolidated financial statements of

AETERNA ZENTARIS INC.
See compilation report

As at September 30, 2005 and for the nine-month period then ended and for the year ended December 31, 2004

                               COMPILATION REPORT

TO THE DIRECTORS
AETERNA ZENTARIS INC.

We have read the accompanying unaudited consolidated pro forma balance sheet of AETERNA ZENTARIS INC. (the "Company") as at September 30, 2005 and the unaudited consolidated pro forma statement of earnings for the nine-month period ended September 30, 2005 and the year ended December 31, 2004, and have performed the following procedures:

1. Concerning the unaudited consolidated pro forma balance sheet as at September 30, 2005:

     o Compared and recalculated the figures in the column captioned "AEterna Zentaris" to the unaudited consolidated balance sheet of the Company as at September 30, 2005, translated from Canadian dollars into US dollars using the appropriate CAN to US dollars exchange rate as at September 30, 2005 and found them to be in agreement;

     o Compared the figures in the column captioned "Douglas" to the audited consolidated balance sheet of HVL Parent Incorporated and subsidiary ("Douglas") as at September 30, 2005, taking into account the US to Canadian GAAP difference described in the notes thereto, and found them to be in agreement.

2. Concerning the unaudited consolidated pro forma statement of earnings for the nine-month period ended September 30, 2005:

     o Compared and recalculated the figures in the column captioned "AEterna Zentaris" to the unaudited consolidated statement of earnings of the Company for the nine-month period ended September 30, 2005, translated from Canadian into US dollars using the appropriate CAN to US dollars average exchange rate for that period and found them to be in agreement;

     o Compared the figures in the column captioned "Douglas - Year ended September 30, 2005" to the audited statement of earnings of Douglas for the year ended September 30, 2005, and found them to be in agreement;

     o Compared the figures in the column captioned "Douglas - Three-month period ended December 31, 2004" to the unaudited internal statement of earnings of Douglas, for the three-month period ended December 31, 2004, and found them to be in agreement.

3. Concerning the unaudited consolidated pro forma statement of earnings for the year ended December 31, 2004:

     o Compared and recalculated the figures in the column captioned "AEterna Zentaris" to the audited consolidated statement of earnings of the Company for the year ended December 31, 2004, translated from CAN into US dollars using the appropriate CAN to US dollars average exchange rate for that year and found them to be in agreement;

     o Compared the figures in the column captioned "Douglas" to the audited statement of earnings of Douglas, for the year ended September 30, 2004, and found them to be in agreement;

4. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

     (a)  the basis for determination of the pro forma adjustments; and

     (b) whether the consolidated pro forma financial statements comply as to form in all material respects with Canadian generally accepted accounting principles.

     The officials:

     (a) described to us the basis for determination of the pro forma adjustments; and

     (b) stated that the consolidated pro forma financial statements comply as to form in all material respects with Canadian generally accepted accounting principles.

5. Read the notes to the consolidated pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "AEterna Zentaris" and "Douglas", and found the amounts in the column captioned "AEterna Zentaris Pro forma" to be arithmetically correct.

The consolidated pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the consolidated pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such financial statements.


[PRICEWATERHOUSECOOPERS SIGNATURE]

CHARTERED ACCOUNTANTS
Quebec, Quebec, Canada
February 21, 2006

                              AETERNA ZENTARIS INC.
                      CONSOLIDATED PRO FORMA BALANCE SHEET
          (Unaudited - See Compilation Report as at September 30, 2005)
                     (expressed in thousands of US dollars)

                                                                AETERNA                 PRO FORMA              AETERNA
                                                               ZENTARIS    DOUGLAS    ADJUSTMENTS             ZENTARIS
                                                                      $          $              $            PRO FORMA
                                                               (NOTE 1)   (NOTE 1)       (NOTE 2)                    $
                                                               --------   --------    -----------            ---------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                        17,871      2,925              -               20,796
Short-term investments                                           30,017          -                              30,017
Accounts receivable                                              48,875      9,860              -               58,735
Inventory                                                        22,246     11,011              -               33,257
Prepaid expenses                                                  2,300        371              -                2,671
Future income tax assets                                          2,629        429              -                3,058
                                                               --------   --------    -----------            ---------
                                                                123,938     24,596              -              148,534

PROPERTY, PLANT AND EQUIPMENT                                    16,415      3,421              -               19,836

DEFERRED CHARGES                                                  5,715        273           (273)   g)          6,434
                                                                                              719    g)

INTANGIBLE ASSETS                                                63,372          -         47,800    a)        111,172
GOODWILL                                                         77,574     10,035         32,650    b)        120,259
FUTURE INCOME TAX ASSETS                                         11,908          -              -               11,908
                                                               --------   --------    -----------            ---------
                                                                298,922     38,325         80,896              418,143
                                                               --------   --------    -----------            ---------
                                                               --------   --------    -----------            ---------
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities                         42,674      4,207            719    g)         47,600
Income taxes                                                      5,000        281              -                5,281
Redeemable preferred stock                                            -     10,000        (10,000)   d)              -
Convertible term loans                                           24,987          -                              24,987
Current portion of long-term debt                                 2,896        516           (516)   f)          2,896
                                                               --------   --------    -----------            ---------
                                                                 75,557     15,004         (9,797)              80,764

DEFERRED REVENUES                                                14,070          -                              14,070
LONG-TERM DEBT                                                   18,937      9,777         (9,709)   f)        107,520
                                                                                           88,515    f)

EMPLOYEE FUTURE BENEFITS                                          5,873          -              -                5,873

FUTURE INCOME TAX LIABILITIES                                    19,020        547         16,252    a)         35,819
NON-CONTROLLING INTEREST                                         56,481          -          6,192    e) j)      62,673
                                                               --------   --------    -----------            ---------
                                                                189,938     25,328         91,453              306,719
                                                               --------   --------    -----------            ---------
SHAREHOLDERS' EQUITY
SHARE CAPITAL                                                   165,699         51            (51)   d)        165,699
OTHER CAPITAL                                                    11,573          -                              11,573
PAID IN CAPITAL                                                       -      1,730         (1,730)   d)              -

RETAINED EARNINGS (DEFICIT)                                     (57,602)    11,309        (11,309)   d)        (55,162)
                                                                                            2,440    j)

CUMULATIVE TRANSLATION ADJUSTMENT                               (10,686)       (93)            93    d)        (10,686)
                                                               --------   --------    -----------            ---------
                                                                108,984     12,997        (10,557)             111,424
                                                               --------   --------    -----------            ---------
                                                                298,922     38,325         80,896              418,143
                                                               --------   --------    -----------            ---------
                                                               --------   --------    -----------            ---------

The accompanying notes are an integral part of these consolidated pro forma financial statements.

                              AETERNA ZENTARIS INC.
                  CONSOLIDATED PRO FORMA STATEMENT OF EARNINGS
                      (Unaudited- See Compilation Report
               for the nine-month period ended September 30, 2005) (expressed in thousands of US dollars, except per share data)

                                                       AETERNA
                                                      ZENTARIS                              DOUGLAS
                                                    NINE-MONTH            DOUGLAS          3 MONTH-
                                                  PERIOD ENDED         YEAR ENDED      PERIOD ENDED
                                                 SEPTEMBER 30,      SEPTEMBER 30,      DECEMBER 31,    PRO FORMA          AETERNA
                                                          2005               2005              2004  ADJUSTMENTS         ZENTARIS
                                                             $                  $                 $            $        PRO FORMA
                                                      (NOTE 1)           (NOTE 1)          (NOTE 1)     (NOTE 2)                $
                                                 -------------      -------------      ------------  -----------        ---------

REVENUES                                               174,917             69,253           (14,408)           -          229,762
                                                 -------------      -------------      ------------  -----------        ---------
OPERATING EXPENSES
Cost of sales                                          109,818             43,845            (9,036)        (613) i)      144,014
Selling general and administrative                      29,790             13,309            (3,239)           -           39,860

Research and development costs                          19,161                  -                              -           19,161
Research and development tax credits,
   grants and other revenues                              (464)                 -                 -            -             (464)
Depreciation and amortization
   Property, plant and equipment                         1,695                156               (33)         613  i)        2,431
   Intangible assets                                     3,972                  -                 -          710  c)        4,682
                                                 -------------      -------------      ------------  -----------        ---------
                                                       163,972             57,310           (12,308)         710          209,684
                                                 -------------      -------------      ------------  -----------        ---------

EARNINGS FROM OPERATIONS                                10,945             11,943            (2,100)        (710)          20,078
                                                 -------------      -------------      ------------  -----------        ---------
OTHER REVENUES (EXPENSES)

Interest income                                          1,070                 76                (7)           -            1,139
Interest expense                                        (7,067)            (1,053)              262       (3,802) f)      (11,840)
                                                                                                            (180) g)

Foreign exchange gain (loss)                              (352)               405              (146)           -              (93)
                                                 -------------      -------------      ------------  -----------        ---------
                                                        (6,349)              (572)              109       (3,982)         (10,794)
                                                 -------------      -------------      ------------  -----------        ---------
EARNINGS BEFORE THE FOLLOWING ITEMS                      4,596             11,371            (1,991)      (4,692)           9,284

INCOME TAX EXPENSE
Current                                                  4,504              4,116              (744)      (1,595) h)        6,281
Future                                                   1,915               (276)               47            -            1,686
                                                 -------------      -------------      ------------  -----------        ---------
                                                         6,419              3,840              (697)      (1,595)           7,967
                                                 -------------      -------------      ------------  -----------        ---------

EARNINGS (LOSS) BEFORE THE FOLLOWING ITEMS              (1,823)             7,531            (1,294)      (3,097)           1,317

GAIN ON DILUTION OF INVESTMENTS                         16,505                  -                 -            -           16,505
NON-CONTROLLING INTEREST                                (5,048)                 -                 -       (1,507) e)       (6,555)
                                                 -------------      -------------      ------------  -----------        ---------
NET EARNINGS (LOSS) FOR THE PERIOD                       9,634              7,531            (1,294)      (4,604)          11,267
                                                 -------------      -------------      ------------  -----------        ---------
                                                 -------------      -------------      ------------  -----------        ---------
NET EARNINGS PER SHARE
Basic                                                     0.21                                                               0.24
                                                 -------------                                                          ---------
                                                 -------------                                                          ---------
Diluted                                                   0.21                                                               0.24
                                                 -------------                                                          ---------
                                                 -------------                                                          ---------
WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING (000'S)

Basic                                                   46,140                                                             46,140
                                                 -------------                                                          ---------
                                                 -------------                                                          ---------
Diluted                                                 46,459                                                             46,459
                                                 -------------                                                          ---------
                                                 -------------                                                          ---------

The accompanying notes are an integral part of these consolidated pro forma financial statements.

                              AETERNA ZENTARIS INC.
                  CONSOLIDATED PRO FORMA STATEMENT OF EARNINGS
                       (Unaudited - See Compilation Report
              for the twelve-month period ended December 31, 2004)
          (expressed in thousands of US dollars, except per share data)


                                                                AETERNA
                                                               ZENTARIS            DOUGLAS
                                                             YEAR ENDED         YEAR ENDED
                                                               DECEMBER      SEPTEMBER 30,       PRO FORMA                AETERNA
                                                               31, 2004               2004     ADJUSTMENTS           ZENTARIS PRO
                                                                      $                  $               $                  FORMA
                                                               (NOTE 1)           (NOTE 1)        (NOTE 2)                      $
                                                             ----------      -------------     -----------           ------------
REVENUES                                                        179,212             67,724               -                246,936
                                                             ----------      -------------     -----------           ------------

OPERATING EXPENSES
Cost of sales                                                   103,368             42,643            (724)  i)           145,287
Selling, general and administrative                              32,422             14,315                                 46,737
Research and development costs                                   24,365                  -               -                 24,365
Research and development tax credits, grants and
   other revenues                                                (1,034)                 -               -                 (1,034)
Depreciation and amortization
   Property, plant and equipment                                  2,451                133             724   i)             3,308
   Intangible assets                                              4,447                  -             947   c)             5,394
                                                             ----------      -------------     -----------           ------------
                                                                166,019             57,091             947                224,057
                                                             ----------      -------------     -----------           ------------

EARNINGS FROM OPERATIONS                                         13,193             10,633            (947)                22,879
                                                             ----------      -------------     -----------           ------------

OTHER REVENUES (EXPENSES)
Interest income                                                   1,044                 12               -                  1,056
Interest expense                                                 (6,276)              (857)         (5,062)  f)           (12,435)
                                                                                                      (240)  g)
Foreign exchange gain (loss)                                       (707)               332               -                   (375)
                                                             ----------      -------------     -----------           ------------
                                                                 (5,939)              (513)         (5,302)               (11,754)
                                                             ----------      -------------     -----------           ------------

EARNINGS (LOSS) BEFORE THE FOLLOWING ITEMS                        7,254             10,120          (6,249)                11,125

INCOME TAX EXPENSE
Current                                                          10,526              3,429          (2,125)  h)            11,830
Future                                                           (4,160)                49               -                 (4,111)
                                                             ----------      -------------     -----------           ------------
                                                                  6,366              3,478          (2,125)                 7,719
                                                             ----------      -------------     -----------           ------------

EARNINGS (LOSS) BEFORE THE FOLLOWING ITEMS                          888              6,642          (4,124)                 3,406

LOSS ON DILUTION OF INVESTMENT                                     (485)                 -               -                   (485)

NON-CONTROLLING INTEREST                                         (4,828)                 -          (1,025)  e)            (5,853)
                                                             ----------      -------------     -----------           ------------
NET EARNINGS (LOSS) FOR THE PERIOD                               (4,425)             6,642          (5,149)                (2,932)
                                                             ----------      -------------     -----------           ------------
                                                             ----------      -------------     -----------           ------------
NET LOSS PER SHARE
Basic and diluted                                                 (0.10)                                                    (0.06)
                                                             ----------                                              ------------
                                                             ----------                                              ------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
   (000'S)                                                       45,569                                                    45,569
                                                             ----------                                              ------------
                                                             ----------                                              ------------

The accompanying notes are an integral part of these consolidated pro forma financial statements.

                              AETERNA ZENTARIS INC.
              NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
                      (Unaudited - See Compilation Report)
                     (expressed in thousands of US dollars)

1.   BASIS OF PRESENTATION

     The unaudited consolidated pro forma financial statements of AEterna Zentaris Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles to give effect to the transactions described below as if they had occurred on September 30, 2005 for the unaudited consolidated pro forma balance sheet and on January 1, 2005 or January 1, 2004 for the unaudited consolidated pro forma statement of earnings.

     On December 8, 2005, the Company's subsidiary, Atrium Biotechnologies Inc. ("Atrium"), acquired all of the outstanding shares of HVL Parent Incorporated ("Douglas") whose main brand is Douglas Laboratories. This company markets health and nutrition products through healthcare practitioners mainly in the United States.

     This acquisition was made for a total consideration of $86,922,000 of which an amount of $75,365,000, including all acquisition-related costs, was paid in cash and $8,632,000 was paid by Atrium's subordinate voting shares issued to certain Douglas management shareholders at the price of CAN$10.95 per share. The cash portion came from cash on hand and from the newly renegotiated revolving credit facility.

     This acquisition has been accounted for using the purchase method whereby the purchase price was allocated between the assets acquired and liabilities assumed based on management's estimate of the fair value on the date of acquisition. The excess of the price over the net identifiable tangible assets acquired has been included in the identifiable and non-identifiable intangible assets according to management's best estimate. The purchased price allocation will be finalized upon the reception of an independent valuation report.

     On November 8, 2005, Atrium amended its revolving credit facility, to increase the authorized amount from $64,488,000 (CAN$75,000,000) to $107,481,000 (CAN$125,000,000) and concluded in the same period an interest swap for an amount of $43,003,000 (CAN$50,000,000) converting a variable interest rate to a fixed interest rate.

     The unaudited consolidated pro forma balance sheet as at September 30, 2005 has been prepared by combining the unaudited consolidated balance sheet of AEterna Zentaris as at September 30, 2005 translated from CAN to US dollars using the appropriate exchange rate stated below and the audited consolidated balance sheet of Douglas as at September 30, 2005 prepared in accordance with accounting principles accepted in the United States (U.S.GAAP) and taking into account the reconciliation to Canadian Generally Accepted Accounting Principles (CAN GAAP) disclosed in Note 14 thereto. The unaudited consolidated pro forma statement of earnings for the nine-month period ended September 30, 2005 has been prepared by combining the unaudited consolidated statement of earnings for the nine-month period ended September 30, 2005 of the Company, translated from CAN to US dollars using the appropriate exchange rate stated below, plus the Douglas audited consolidated statement of earnings for the year ended September 30, 2005 less the Douglas internal unaudited consolidated statement of earnings for the three-month period ended December 31, 2004. As indicated in note 14 to the audited financial statements of Douglas, no adjustments are necessary from U.S.GAAP to CAN GAAP in the statements of earnings for the periods presented in such financial statements. The unaudited consolidated pro forma statement of earnings for the year ended December 31, 2004 has been prepared by combining the audited consolidated statement of earnings of the Company for the same period, translated from CAN to US dollars using the appropriate exchange rate stated below and the audited statement of earnings of Douglas for the year ended September 30, 2004.

                              AETERNA ZENTARIS INC.
              NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
                      (Unaudited - See Compilation Report)
                     (expressed in thousands of US dollars)

In December 2005, the Company decided to change its reporting currency from Canadian dollars to US dollars to provide more relevant information considering its predominant operations in the United States and its US dollar denominated debt. Accordingly, the unaudited consolidated balance sheet of the Company as at September 30, 2005, the unaudited consolidated statement of earnings for the nine-month period ended September 30, 2005 and the audited consolidated statement of earnings ended December 31, 2004 of the Company had been translated to US dollars using the current rate method using the exchange rates disclosed below. Under this method, assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in cumulative translation adjustments account in the shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

Rate as at September 30, 2005                                             1.1627
Average rate for the nine-month period ended September 30, 2005           1.2240
Average rate for 2004                                                     1.3015

The unaudited consolidated pro forma financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2004 with the audited financial statements of Douglas for the year ended September 30, 2005 and 2004 incorporated in the Business Acquisition Report.

The unaudited consolidated pro forma financial statements have been prepared for illustrative purposes only and are based on the assumptions set forth in the accompanying notes to such statements. These financial statements are not necessarily indicative of the operating results that would have been obtained or the financial position that would have prevailed had the applicable transactions actually taken place on the date indicated or of actual operating results or financial position of the stand-alone or combined entities. The pro forma adjustments are based on currently available information and management's estimates and assumptions. Actual adjustments will differ from the pro forma adjustments. Management believes that such adjustments provide reasonable basis for presenting all the significant effects of the transactions.

                              AETERNA ZENTARIS INC.
              NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
                      (Unaudited - See Compilation Report)
                     (expressed in thousand of US dollars)

2.   PRO FORMA ASSUMPTIONS

     ACQUISITION OF DOUGLAS

     The preliminary purchase price allocation has been based on best estimates from Atrium's management. The final allocation will be made by an independent valuation firm and may differ from the figures used for the preparation of the unaudited consolidated pro forma financial statements. The assets acquired and liabilities assumed in the unaudited consolidated pro forma balance sheet are as follows:

     The preliminary purchase price allocation of Douglas, on a pro forma basis, is summarized as follows:

                                                              $
                                                       --------
     Assets
       Current assets                                    24,596
       Property, plant and equipment                      3,421
       Intangible assets
         Customer relationships                           8,000
         Trademarks                                      39,800
                                                       --------
                                                         75,817
                                                       --------
     Liabilities
       Current liabilities                                5,004
       Long-term liabilities                              9,777
       Future income tax liabilities                     16,799
                                                       --------
                                                         31,580
                                                       --------

     Net identified assets acquired                      44,237
     Goodwill                                            42,685
                                                       --------
     Purchase price                                      86,922
     Less
       Cash and cash equivalent acquired                  2,925
       Atrium subordinate voting shares issued            8,632
                                                       --------
     Net cash used for the acquisition                   75,365
                                                       --------
                                                       --------

     (a) To reflect intangible assets identified totalling $47,800,000 for Customer relationships and Trademarks and related future income tax liabilities totalling $16,252,000.

     (b)  To reflect the net increase in Goodwill.

     (c) To reflect the preliminary amortization of Customer relationships amortized over a period of 5 to 15 years. An amortization expense totalling $710,000 for the nine-month period ended September 30, 2005 and $947,000 for the year ended December 31, 2004 is accounted for in the unaudited consolidating financial statements of earnings. Trademarks acquired are indefinite-lived intangible assets and are not amortized.

     (d)  Shareholder's equity of Douglas is eliminated on a consolidated basis.

     (e)  To reflect the non-controlling interest.

                              AETERNA ZENTARIS INC.
              NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
                      (Unaudited - See Compilation Report)
                            (expressed in US dollars)


     FINANCING OF THE ACQUISITION OF DOUGLAS

     (f) This acquisition was financed by Atrium's amended revolving credit facility. For the pro forma, the old debt of Douglas totalling $10,225,000 (short term of $516,000 and long-term of $9,709,000) has been repaid and an increase of Atrium's amended revolving credit facility has been recorded for a total amount of $88,515,000. An interest rate of 6.27 % has been used, which is the current rate of borrowing under this revolving credit facility as of December 31, 2005. This increase of long term debt, taking into account the reimbursement of the old Douglas debt by Atrium's amended credit facility produces a net interest expense increase of $3,802,000 in the pro forma consolidated statement of earnings for the nine-month period ended September 30, 2005 and $5,062,000 for the year ended December 31, 2004.

     (g) The interest expense adjustment takes into account the amortization related to financing fees. The old debt of Douglas related deferred financing costs totalling $273,000 has not been considered in the purchased price allocation. For the new amended credit facility, the financing cost totals $719,000 and is amortized over the new revolving credit facility period of 3 years. An amortization expense totalling $180,000 for the nine-month period ended September 30, 2005 and $240,000 for the year ended December 31, 2004 is accounted for in the pro forma consolidated statement of earnings as interest expense. The net increase of the deferred financing costs is therefore $446,000 for the adjustment in the pro forma consolidated balance sheet as of September 30, 2005.

     (h) The income tax expense has been adjusted by of $1,595,000 for the nine-month period ended September 30, 2005 and of $2,125,000 for the year ended December 31, 2004 to reflect the increase of interest expense deductible for income tax purposes and the tax effect on amortization of intangible assets with finite lives.

     RECLASSIFICATION OF DEPRECIATION

     (i) The depreciation included in the cost of goods of Douglas has been reclassified on the line Depreciation of the pro forma consolidated statements of earnings to reflect the same presentation used by the Company.

     GAIN ON DILUTION

     (j) Pursuant to the issuance of Atrium's subordinate voting shares, a gain on dilution of investments was recognized in the balance sheet and due to the non-recurring nature, the gain on dilution was not reflected in the proforma statements of earnings.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    AETERNA ZENTARIS INC.

DATE:  APRIL 28, 2006               By:  /S/ MARIO PARADIS
---------------------                    -----------------------------------------------
                                         Mario Paradis
                                         Senior Finance Director and Corporate Secretary